Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial information as of and for the three and six months ended June 30, 2023, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, the terms “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us” refer to AC Immune SA together with its fully-owned subsidiary, AC Immune USA, Inc.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of August 4, 2023.

Business Overview

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to shift the treatment paradigm for neurodegenerative diseases towards Precision Medicine and disease prevention. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in Alzheimer’s disease (AD) with our partners; (ii) expand our strategic focus in Parkinson’s disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications, such as amyotrophic lateral sclerosis (ALS) and limbic-predominant age-related TDP-43 encephalopathy (LATE); and (iii) a continued focus on diagnostics enabling Precision Medicine to be an ultimate differentiator for the Company.

Our three-pillar execution strategy reflects our unique Precision Medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients’ specific disease drivers, to be used in combination in order to slow or stop the disease course. Ultimately, it is our belief that Precision Medicine will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, allowing for treatment with the right therapies at the right time.

Leveraging our dual proprietary technology platforms, SupraAntigen and Morphomer, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing 16 therapeutic and diagnostic programs, one Phase 3 program and five Phase 2 programs, targeting different types of misfolded pathological proteins related to AD, PD and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our clinically validated technology platforms and multi-target, multimodal approach position AC Immune to revolutionize the treatment paradigm for neurodegenerative diseases by shifting it towards Precision Medicine and disease prevention based on an active immunotherapy approach.

Our clinical-stage product candidates include:

●	ACI-35.030. AC Immune and Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, are evaluating the anti-phosphorylated-Tau (anti-pTau) active immunotherapy ACI-35.030 in a Phase 1b/2a study in subjects with early AD (NCT04445831). Interim results show that ACI-35.030 immunization generated a strong antigen-specific antibody response against pTau in 100% of participants, achieving anti-pTau antibody levels of about two orders of magnitude higher than pre-treatment levels, whereas anti-ePHF (enriched paired helical filaments) antibody titers increased by one order of magnitude from baseline as early as two weeks after the second injection at week 8 of the mid-dose of ACI-35.030. Based on these results, the second highest dose cohort was expanded in Q2 2021 to facilitate plans for further late-stage development. The safety and the tolerability have been good in the study, and so far the Data Safety Monitoring Board has stated that the trial may continue without modification. Two serious adverse events (SAEs) (injection site rash and dizziness, each occurring on one occasion) were considered probably/possibly related to the study active immunotherapy while none of the other 6 SAEs that occurred in the study to date were considered to be possibly or probably related to the study active immunotherapy. ACI-35.030 specifically targets pathological pTau species and is eventually intended as a disease-modifying treatment for AD and other Tauopathies.

In Q4 2022, it was announced that, based on the Phase 1b/2a interim data, ACI-35.030 had been selected for further development. New clinical data from the Phase 1b/2a trial showed that ACI-35.030 treatment rapidly leads to the strong and durable induction of antibodies specific for pathological forms of Tau such as pTau and its aggregated form, ePHF. The ACI-35.030-induced antibody response was sustained and could be periodically boosted over a period of 72 weeks. The decision to select ACI-35.030 follows the comparison demonstrating its strengths relative to an alternative anti-pTau protein conjugate active immunotherapy, JACI-35.054.

●	ACI-24.060 for AD and for AD in DS. The original formulation of our wholly-owned anti-amyloid-beta active immunotherapy was shown to be safe and well tolerated along with preliminary evidence of immunogenicity and pharmacodynamic effects in patients with AD and in people with DS. Based on these results, the optimized formulation, ACI-24.060, which incorporates Abeta unrelated T-helper cell epitopes to increase the magnitude and the boost-ability of the antibody response, was advanced into the ABATE Phase 1b/2 trial.

ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACl-24.060 in subjects with prodromal AD and subsequently in adults with DS (NCT05462106). The CTA has been approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and by the Spanish Agency for Medicines and Health Products (AEMPS) with the first patient dosed in Q2 2022. In Q2 2023, AC Immune received Fast Track designation from the U.S. Food and Drug Administration (FDA) for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application enabling expansion of the ABATE study to the USA.

●	ACI-7104.056. The optimized formulation (ACI-7104.056) of the clinically-validated PD active immunotherapy PD01A, will advance into an adaptive, biomarker-based Phase 2 study following the recent clearance of the CTA. This trial will evaluate an initial dose-response of ACI-7104.056 focusing on safety and immunogenicity against a-syn and pathological a-syn species. Additionally, the identification or verification of disease-specific biomarkers and progression of motor and non-motor symptoms of PD will be monitored, together with digital, imaging and fluid biomarkers, in the second part of the study. The trial was recently initiated.
●	Semorinemab. Our collaboration partner, Genentech, a member of the Roche Group, is developing semorinemab for the treatment of AD. A Phase 2 study (Lauriet) conducted in patients with mild-to-moderate AD was completed in Q3 2021 and data showed a statistically significant reduction on one of two co-primary endpoints, ADAS-Cog11. The second co-primary endpoint, ADCS-ADL, and secondary endpoints were not met. Safety data showed that semorinemab is well tolerated with no unanticipated safety signals. At CTAD 2022, Genentech presented CSF and plasma biomarkers. These data confirmed peripheral target engagement and reduction in CSF total Tau, pTau181 and pTau217, observed after semorinemab treatment but not with placebo. Genentech reported that the open label portion of the study will continue as planned and that further analyses are ongoing. Semorinemab is designed to slow the spreading of Tau pathology, which coincides with both clinical symptoms and disease progression in AD.
●	Crenezumab. In Q3 2022, the Company provided an update on the Alzheimer’s Prevention Initiative study evaluating crenezumab in autosomal dominant AD, a specific genetic mutation which causes early-onset AD. While numerical differences favoring crenezumab over placebo were observed across the co-primary, multiple secondary and exploratory endpoints, none of these effects were statistically significant. Initial data was presented at the Alzheimer's Association International Conference (AAIC) on August 2, 2022. Further plasma biomarker analyses presented at the CTAD 2022 conference further favored crenezumab over placebo. All participants in the study were offered up to one year of continued treatment (crenezumab for all carriers and placebo for all non-carrier) following the end of the double-blind period while primary results and additional analyses were pending. Final efficacy visits are ongoing.
●	Morphomer Tau aggregation inhibitors. In collaboration with our partner, Lilly, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan tauopathies. We completed a Phase 1 clinical study in healthy volunteers with ACI-3024, in Q2 2020, which showed a dose-dependent exposure and brain penetration, achieving the desired levels of ACI-3024 in the CSF. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau.
●	PI-2620. PI-2620 is the Tau-PET imaging agent discovered during the collaboration of AC Immune and LMI. We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD Tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620’s differentiated characteristics as a diagnostic tool for studying Tau-related diseases. Results on the use of PI-2620 in AD patients from an investigator sponsored Phase 2 trial at the Asan Medical Center (NCT03903211) were presented at the 2022 AAIC. Following these results, LMI moved PI-2620 into late-stage clinical development in AD and made a milestone payment. The first Alzheimer’s patient in ADvance, the pivotal Phase 3 histopathology study in AD (NCT05641688), was imaged in January 2023.
●	ACI-12589. Our next-generation a-syn-PET imaging tracer, ACI-12589, derived from our Morphomer platform, has shown significant potential to reliably detect and map deposits of pathological alpha-synuclein protein in the brain. Supported by the Michael J. Fox Foundation for Parkinson’s Research (MJFF), ACI-12589 completed a first-in-human study and an investigator-initiated study in 2022. The readouts of these trials in patients with PD, multiple system atrophy (MSA) and other synucleinopathies were reported at the AD/PD and AAIC 2022 conferences. These images provided the first clinical proof-of-concept for an a-syn-PET tracer, as ACI-12589 clearly distinguished patients with MSA from those with other alpha-synucleinopathies and healthy controls. Moreover, our Morphomer platform is delivering additional candidates with improved binding properties and the potential to image a-syn pathology in patients with PD.

Interim 2023 Company Highlights

●	Received Fast Track designation from the U.S. Food and Drug Administration (FDA) for ACI-24.060, AC Immune’s wholly-owned SupraAntigen®-based anti-Abeta active immunotherapy candidate, for the treatment of AD.
●	Ongoing Phase 1b/2 ABATE study of ACI-24.060 in patients with AD and individuals with DS is on track and expanding to sites in the USA following FDA Investigational New Drug (IND) clearance.
●	The first participant with DS was dosed in the Phase 1b/2 ABATE trial.
●	The first patient with Parkinson’s disease was dosed in the Phase 2 VacSYn clinical trial evaluating ACI-7104.056, AC Immune’s wholly-owned anti-alpha-synuclein (a-syn) active immunotherapy.

●	Several programs were showcased at the annual Alzheimer’s Association International Conference (AAIC 2023), which included a poster detailing ABATE’s trial design, a “Perspectives Session” focused on TDP-43 proteinopathy in neurodegenerative diseases organized by AC Immune scientists, and an oral presentation showing detailed data on ACI-12589, a novel positron emission tomography (PET) tracer targeting a-syn.
●	The TDP-43-PET tracer program has progressed as planned and a clinical candidate has been selected. Over the coming months further preclinical work will be completed to permit the initiation of a first in human study in 2024.
●	A peer-reviewed paper describing our therapeutic antibody candidate targeting TDP-43 was published in the journal ‘mAbs’.
●	Initiated a research collaboration with Prof. Michael Heneka, director of the Luxembourg Centre for Systems Biomedicine, University of Luxembourg, to further evaluate the therapeutic potential of AC Immune’s SupraAntigen®- and Morphomer®-derived inhibitors of the NLRP3-ASC inflammasome pathway in preclinical disease models.
●	Hosted a webinar on early diagnosis and prevention of AD featuring presentations by key opinion leaders Kaj Blennow, MD, PhD, of University of Gothenburg and Sahlgrenska University Hospital, and Giovanni Frisoni, MD, of University of Geneva and the Memory Clinic at Geneva University Hospital.
●	Announced the appointment of new Chief Medical Officer, Nuno Mendonça, MD.

Results of Operations

Comparison of the three and six months ended June 30, 2023 and 2022

Contract revenues

The Company generated no contract revenues for the three and six months ended June 30, 2023 and 2022, respectively.

Research and development expenses

Research and development (R&D) activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements have different arrangements to share costs for the development of our product candidates.

We have completed our R&D spending in both of our Genentech collaborations. Additionally, we have completed our co-development costs with Janssen for the Phase 1b/2a studies for our active immunotherapy, ACI-35.030 and JACI-35.054. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization.

We intend to increase our R&D costs associated with the advancement of our active immunotherapies, ACI-24.060 targeting Abeta in AD and AD in DS and ACI-7104.056 targeting a-syn in PD, through mid- and late-stage clinical development, as well as, investments in our diagnostic programs.

Finally, we intend to further the characterization of our other clinical and preclinical candidates, such as our Morphomer Tau program. In addition to these arrangements and proprietarily held assets, we expect that our total future R&D costs will increase over current levels, in line with our three-pillar strategy that focuses on (i) AD, (ii) focused non-AD NDD including PD, ALS and NeuroOrphan indications and (iii) diagnostics.

The table below provides a breakdown of our R&D costs, including direct R&D costs, manufacturing costs related to R&D and other R&D costs not allocated directly to programs for the periods covered by these Interim Condensed

Consolidated Financial Statements. The R&D costs not allocated to specific programs include employment costs, regulatory, quality assurance and intellectual property costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expenses, laboratory supplies, and other direct expenses and infrastructure costs to individual R&D projects, because the employees within our R&D groups are typically deployed across multiple R&D programs.

For the three months ended June 30, 2023, R&D expenses totaled CHF 13.7 million compared with CHF 15.7 million for the comparable period in 2022, respectively. This represents a decrease of CHF 2.0 million. The following table presents the R&D expenses during the three months ended June 30, 2023 and 2022:

	For the Three Months
	Ended June 30,
In CHF thousands, unaudited	2023	2022	Change
Discovery and preclinical expenses	2,283	4,405	(2,122)
Clinical expenses	3,159	3,326	(167)
Group function expenses	317	338	(21)
Total direct R&D expenses	5,759	8,069	(2,310)
Payroll expenses	5,077	4,743	334
Share-based compensation	559	362	197
Other non-allocated	2,287	2,518	(231)
Total R&D expenses	13,682	15,692	(2,010)

	For the Three Months
	Ended June 30,
In CHF thousands, unaudited	2023	2022	Change
Operating expenses[1]	8,046	10,587	(2,541)
Salaries and related costs[2]	5,636	5,105	531
Total R&D expenses	13,682	15,692	(2,010)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended June 30, 2023:

Discovery and preclinical expenses decreased by CHF 2.1 million, primarily due to:

●	a decrease in ACI-24.060 for DS of CHF 0.5 million due to the completion of the preclinical development costs for the optimized formulation which has been advanced into the Company’s Phase 1b/2 ABATE study, CHF 0.4 million for a reduced number of preclinical studies for our Morphomer Tau program and CHF 1.2 million in other discovery and preclinical programs, including neuroinflammation programs and our anti-TDP-43 antibody.

Clinical expenses decreased by CHF 0.2 million, primarily due to:

●	a decrease of CHF 1.4 million for the clinical development of ACI-35.030 driven by timing of activities across various cohorts started in prior years in the ongoing Phase 1b/2a study and expenses associated with the R&D cost sharing.

This was partially offset by:

●	an increase of CHF 1.1 million for the initiation of our Phase 1b/2 ABATE study for ACI-24.060 and CHF 0.1 million for the clinical development of our ACI-7104.056 in the Phase 2 VacSYn study.

The variances in Group function expenses relate to regulatory and quality assurance, and intellectual property costs. The variances in Other non-allocated expenses relate to infrastructure and functional expenses not allocated to direct R&D expenses.

Total salaries and related costs increased by CHF 0.5 million, primarily due to:

●	an increase in salary- and benefit-related costs of CHF 0.3 million, as well as an incremental CHF 0.2 million in share-based compensation expense, primarily related to the annualization of 2022 hires.

For the six months ended June 30, 2023, R&D expenses totaled CHF 27.6 million compared with CHF 30.8 million for the comparable period in 2022. This represents a decrease of CHF 3.2 million. The following table presents the R&D expenses during the six months ended June 30, 2023 and 2022:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2023	2022	Change
Discovery and preclinical expenses	4,756	8,706	(3,950)
Clinical expenses	5,898	6,396	(498)
Group function expenses	785	737	48
Total direct R&D expenses	11,439	15,839	(4,400)
Payroll expenses	9,973	9,085	888
Share-based compensation	1,217	755	462
Other non-allocated	4,926	5,136	(210)
Total R&D expenses	27,555	30,815	(3,260)

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2023	2022	Change
Operating expenses[1]	16,365	20,975	(4,610)
Salaries and related costs[2]	11,190	9,840	1,350
Total R&D expenses	27,555	30,815	(3,260)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the six months ended June 30, 2023:

Discovery and preclinical expenses decreased by CHF 4.0 million, primarily due to:

●	a decrease of CHF 0.9 million for a reduced number of preclinical studies for our Morphomer Tau program, CHF 0.8 million in ACI-24.060 for DS due to the completion of the preclinical development costs for the optimized formulation which has been advanced into the Company’s Phase 1b/2 ABATE study and CHF 2.3 million in other discovery and preclinical programs, including neuroinflammation programs and our anti-TDP-43 antibody.

Clinical expenses decreased by CHF 0.5 million, primarily due to:

●	a decrease of CHF 2.8 million for the clinical development of ACI-35.030 driven by timing of activities across various cohorts started in prior years in the ongoing Phase 1b/2a study and expenses associated with the R&D cost sharing.

This was partially offset by:

●	an increase of CHF 1.6 million for the initiation of our Phase 1b/2 ABATE study for our ACI-24.060 and CHF 0.6 million for the clinical development of our ACI-7104.056 in the Phase 2 VacSYn study and CHF 0.1 million in other clinical programs.

The variances in Group function expenses relate to regulatory and quality assurance, and intellectual property costs. The variances in Other non-allocated expenses relate to infrastructure and functional expenses not allocated to direct R&D expenses.

Total salaries and related costs increased by CHF 1.4 million, primarily due to:

●	an increase in salary- and benefit-related costs of CHF 0.9 million, as well as an incremental CHF 0.5 million in share-based compensation expense, primarily related to the annualization of 2022 hires.

General and administrative expenses

General and administrative expenses consist of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the three months ended June 30, 2023, general and administrative expenses totaled CHF 3.7 million compared with CHF 4.4 million for the comparable period in 2022. This represents a decrease of CHF 0.7 million. The following table presents the general and administrative expenses during the three months ended June 30, 2023 and 2022:

	For the Three Months
	Ended June 30,
In CHF thousands, unaudited	2023	2022	Change
Operating expenses[1]	993	1,428	(435)
Salaries and related costs[2]	2,688	2,946	(258)
Total general and administrative expenses	3,681	4,374	(693)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended June 30, 2023, this decrease is primarily due to:

●	a CHF 0.3 million decrease in salaries and related costs, mostly related to the timing of the Company’s vacation accrual; and
●	a decrease of CHF 0.4 million in operating expenses predominantly related to a reduction of CHF 0.1 million in our directors and officers’ insurance for the period.

For the six months ended June 30, 2023, general and administrative expenses totaled CHF 7.8 million compared with CHF 8.6 million for the comparable period in 2022. This represents a decrease of CHF 0.8 million. The following table presents the general and administrative expenses during the six months ended June 30, 2023 and 2022:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2023	2022	Change
Operating expenses[1]	2,271	2,869	(598)
Salaries and related costs[2]	5,516	5,681	(165)
Total general and administrative expenses	7,787	8,550	(763)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the six months ended June 30, 2023, this decrease is primarily due to:

●	a CHF 0.2 million decrease in salaries and related costs, mostly related to the timing of the Company’s vacation accrual; and
●	a decrease of CHF 0.6 million in operating expenses predominantly related to a reduction of CHF 0.2 million in our directors and officers’ insurance for the period.

Other operating income/(expense), net

Other operating income/(expense) consists primarily of income associated with foundation grants such as those from the MJFF or Target ALS.

For the three months ended June 30, 2023, other operating income/(expense) totaled CHF 0.3 million compared with CHF 0.2 million for the comparable period in 2022. This represents an increase of CHF 0.1 million. The following table presents the other operating income/(expense) during the three months ended June 30, 2023 and 2022:

	For the Three Months
	Ended June 30,
In CHF thousands, unaudited	2023	2022	Change
Other operating income/(expense), net	317	207	110
Total other operating income/(expense), net	317	207	110

For the three months ended June 30, 2023, this increase is immaterial.

For the six months ended June 30, 2023, other operating income/(expense) totaled CHF 0.7 million compared with CHF 0.7 million for the comparable period in 2022. This represents an increase of less than CHF 0.1 million. The following table presents the other operating income/(expense) during the six months ended June 30, 2023 and 2022:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2023	2022	Change
Other operating income/(expense), net	725	677	48
Total other operating income/(expense), net	725	677	48

For the six months ended June 30, 2023, this increase is immaterial.

Finance result, net

For the three months ended June 30, 2023, finance result was a CHF 0.2 million gain compared with a CHF 0.2 million gain for the comparable period in 2022. This represents a decrease of less than CHF 0.1 million. The following table presents the finance result during the three months ended June 30, 2023 and 2022:

	For the Three Months
	Ended June 30,
In CHF thousands, unaudited	2023	2022	Change
Financial income	259	—	259
Financial expense	(27)	(126)	99
Exchange differences	(16)	345	(361)
Finance result, net	216	219	(3)

For the three months ended June 30, 2023, this decrease in finance result, net is immaterial.

For the six months ended June 30, 2023, finance result was a CHF 0.3 million gain compared with a CHF 0.2 million gain for the comparable period in 2022. This represents an increase of CHF 0.1 million. The following table presents the finance result during the six months ended June 30, 2023 and 2022:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2023	2022	Change
Financial income	468	—	468
Financial expense	(124)	(279)	155
Exchange differences	(67)	485	(552)
Finance result, net	277	206	71

For the six months ended June 30, 2023, the increase of CHF 0.1 million in finance result, net is immaterial.

Liquidity and Capital Resources

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements (LCAs) and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations. As of June 30, 2023, we had cash and cash equivalents of CHF 40.0 million and short-term financial assets of CHF 53.0 million for a total liquidity balance of CHF 93.0 million.

Our primary uses of capital are, and we expect will continue to be, R&D expenses, compensation and related expenses and other operating expenses including rent. Cash and cash equivalents used to fund operating expenses are impacted by the timing of when we pay expenses, as reflected in the change in our outstanding trade and other payables and accrued expenses. We expect to incur substantial expenses in connection with our product candidates in various stages of clinical development. We and Janssen have completed the co-development of the second-generation lead therapeutic active immunotherapies, ACI-35.030 and JACI-35.054, through Phase 1b/2a. In Q4 2022, it was announced that ACI-35.030 was selected to advance into further development based on interim data from the ongoing Phase 1b/2a trial. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030. We intend to increase our R&D costs associated with the advancement through mid-and late-stage clinical development of our active immunotherapies ACI-24.060 in AD and ACI-7104.056 in PD, as well as, investments in our diagnostic programs. Finally, we intend to further the candidate characterization of our other clinical and preclinical candidates, such as our Morphomer Tau program.

We plan to continue to fund our operating and capital funding needs through proceeds received from licensing and collaboration agreements (LCAs) and through equity or other forms of financing. For example, in Q3 2020 we entered into the Open Market Sale Agreement (Sale Agreement) with Jefferies LLC (Jefferies), which provides that, upon the terms and subject to the conditions and limitations set forth in the Sale Agreement, we may elect to issue and sell, from time to time, shares of our common shares having an aggregate offering price of up to USD 80.0 (CHF 72.6) million through Jefferies acting as our sales agent. We replaced this Sale Agreement in Q2 2021 to continue the ATM program. Under the new Sale Agreement, Jefferies may sell the shares of common shares by any method permitted by law deemed to be an “at the market offering” as defined under the Securities Act of 1933, as amended, in privately negotiated transactions with our consent or in block transactions. Jefferies will use commercially reasonable efforts to sell the shares of common shares subject to the new Sales Agreement from time to time, consistent with its normal sales and trading practices, on mutually agreed terms. We will pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any common shares sold through Jefferies under the new Sales Agreement. We are not obligated to make any sales of common shares under the new Sales Agreement. Through June 30, 2023, the Company has sold 1,127,155 treasury shares pursuant to the new Sales Agreement, raising USD 7.0 (CHF 6.4) million net of underwriting fees and transaction costs.

We may also consider entering into additional LCAs and selectively partnering for clinical development and commercialization.

Cash Flows

The following table summarizes AC Immune’s cash flows for the periods indicated:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2023	2022	Change
Net cash provided by/(used in):
Operating activities	(30,917)	(42,624)	11,707
Investing activities	37,645	23,925	13,720
Financing activities	1,774	(1,053)	2,827
Net increase/(decrease) in cash and cash equivalents	8,502	(19,752)	28,254

Operating activities

Net cash used in operating activities was CHF 30.9 million for the six months ended June 30, 2023, compared with net cash used in operating activities of CHF 42.6 million for the six months ended June 30, 2022. The change in cash used in operating activities for the six months ended June 30, 2023 was due to (i) the Company’s reporting a net loss of CHF 34.3 million for the period, compared with a net loss of CHF 38.5 million for the same period in 2022, (ii) an increase of CHF 1.3 million in non-cash adjustments, predominantly driven by an increase of CHF 0.8 million in share-based compensation expenses, and (iii) a decrease of CHF 0.6 million in accrued expenses for the period, compared with a decrease of CHF 5.0 million in the prior period, representing cash outflows associated with the timing of certain payments during the period.

Investing activities

Net cash provided by investing activities was CHF 37.6 million for the six months ended June 30, 2023, compared with net cash provided by investing activities of CHF 23.9 million for the six months ended June 30, 2022. The Company settled short-term financial assets totaling CHF 38.0 million for the current period compared to the settlement of CHF 25.0 million in the prior period. The Company additionally acquired CHF 0.4 million in fixed assets in the current period compared to CHF 1.1 million in the prior period.

Financing activities

Net cash provided by financing activities was CHF 1.8 million for the six months ended June 30, 2023, compared with net cash used in financing activities of CHF 1.1 million for the six months ended June 30, 2022. The increase of CHF 2.9 million is related to CHF 2.1 million received from proceeds from the sale of treasury shares in public offerings, net of underwriting fees and transaction costs in the current period which were not received in the prior comparable period and CHF 0.8 million in transaction costs associated with the issuance of shares in the comparable prior period.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our collaboration partners or we obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of June 30, 2023, we had cash and cash equivalents of CHF 40.0 million and short-term financial assets of CHF 53.0 million, resulting in CHF 93.0 million of liquidity. The decrease relative to December 31, 2022 was predominantly related to R&D spending on our major discovery and R&D programs, the strengthening of the Company’s infrastructure, systems and organization and other operating expenditures. There can be no certainty as to the exact timing of future milestone payments, or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached. Accordingly, assuming that we do not receive potential milestone payments and based upon our currently contemplated R&D strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements into Q3 2024.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

●	The scope, rate of progress, results and cost of our preclinical and clinical studies and other related activities, according to our long-term strategic plan;
●	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;
●	The cost, timing and outcomes of regulatory approvals;
●	The costs and timing of establishing sales, marketing and distribution capabilities;
●	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;
●	The emergence of competing technologies or other adverse market developments; and
●	The potential cost and timing of managing, protecting, defending, and enforcing our portfolio of intellectual property.

Quantitative and Qualitative Disclosures about Market Risk

During the three and six months ended June 30, 2023, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, R&D costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Annual Report on Form 20-F entitled “Risk Factors” and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.